UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi-Tech Zone, Chengdu, Sichuan Province, PRC

Telephone +86 (28) 8532 4355

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously disclosed, on March 30, 2023, Antelope Enterprise Holdings Limited (the “Company”) entered into a certain securities purchase agreement (the “SPA”) with five sophisticated investors (collectively, the “Purchasers”), pursuant to which the Company agreed to sell 5,681,820 Class A ordinary shares, (the “Shares”), no par value (the “Ordinary Shares”), at a per share purchase price of $0.88 (the “Offering”).

The Company has issued the Shares on April 12, 2023 and the Offering was closed on the same day as all closing conditions were satisfied.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANTELOPE ENTERPRISE HOLDINGS LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund
Chief Financial Officer

Date: April 17, 2023